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                            February 13, 2023

       David Pross
       Chief Executive Officer
       Mobile Global Esports, Inc.
       500 Post Road East, 2nd Floor
       Westport, CT 06880

                                                        Re: Mobile Global
Esports, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 9,
2023
                                                            File No. 333-267794

       Dear David Pross:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We reissue our prior comment. Please revise the cover of your prospectus to include the information required by
Item 501(b)(4) and Item 501(b)(5) of Regulation S-K.
 David Pross
FirstName LastNameDavid
Mobile Global Esports, Inc. Pross
Comapany13,
February  NameMobile
            2023        Global Esports, Inc.
February
Page 2 13, 2023 Page 2
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Jennifer Lopez Molina at 202-551-3792
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Donald Davis